DRONEDEK CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DRONEDEK Corporation
TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
DRONEDEK Corporation
Indianapolis, Indiana

Opinion

We have audited the accompanying financial statements of DRONEDEK Corporation (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DRONEDEK Corporation as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DRONEDEK Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses in all years of operations and expects to incur future losses which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibilities of Management for the Financial Statements (Continued)

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DRONEDEK Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DRONEDEK Corporation's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DRONEDEK Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Daszkal Bolton LLP

Boca Raton, Florida

April 18, 2022

FINANCIAL STATEMENTS

DRONEDEK Corporation

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 2,677,012	$ 276,876
Prepaid expenses	3,167	-
Other current assets	5,692	-
Total current assets	2,685,871	276,876
CONSTRUCTION IN PROGRESS	512,328	141,826
LONG-TERM ASSETS		
Security deposit	1,500	-
Indiana Economic Development for Growing Economy (EDGE) tax credit receivable	9,195	-
Long-term assets	10,695	-
TOTAL ASSETS	$ 3,208,894	$ 418,702
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 20,091	$ 39,650
Accrued liabilities	29,301	70,000
Total current liabilities	49,392	109,650
STOCKHOLDERS' EQUITY		
Common stock, $0.00005 par value, 200,000,000 shares authorized, 127,621,585 and 123,125,670 shares issued and outstanding at December 31, 2021 and 2020, respectively	6,381	6,157
Additional paid-in capital	4,826,027	449,048
Accumulated deficit	(1,672,906)	(146,153)
Total stockholders' equity	3,159,502	309,052
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,208,894	$ 418,702

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021 and 2020

	2021	2020
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising expenses	$ 310,917	$ 16,440
Bank charges and fees	3,015	1,728
Insurance expense	14,192	-
Legal and professional fees	249,608	6,426
Licensing fee	120,000	70,000
Marketing and trade show expenses	159,637	16,985
Meals and entertainment	570	-
Miscellaneous expenses	69	-
Office supplies and software	111,174	4,180
Rent expense	3,000	-
Repairs and maintenance	11,056	-
Salaries and wages - office	462,005	28,605
Shipping and freight	12,656	-
Taxes and licenses	27,713	1,260
Travel expenses	50,024	427
Utilities	312	102
LOSS FROM OPERATIONS	1,535,948	146,153
EDGE CREDIT BENEFIT	(9,195)	-
NET LOSS	$ 1,526,753	$ 146,153

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2021 and 2020

	Number of Shares	Common Stock ($)	Additional Paid-In Capital ($)	Accumulated Deficit ($)	Total Stockholders' Equity
BALANCE, APRIL 30, 2020 (Date of Incorporation)	-	$ -	$ -	$ -	$ -
Initial stock issuances	122,000,000	6,100	22,400	-	28,500
Issuance of common stock	706,170	36	416,564	-	416,600
Stock-based compensation	419,500	21	84	-	105
Net loss	-	-	-	(146,153)	(146,153)
BALANCE, DECEMBER 31, 2020	123,125,670	6,157	439,048	(146,153)	299,052
Issuance of common stock	3,895,306	194	4,263,884	-	4,264,078
Stock-based compensation	600,609	30	123,095	-	123,125
Net loss	-	-	-	(1,526,753)	(1,526,753)
BALANCE, DECEMBER 31, 2021	127,621,585	$ 6,381	$ 4,826,027	$ (1,672,906)	$ 3,159,502

See accompanying notes to financial statements.

DRONEDEK Corporation

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,526,753)	$ (146,153)
Adjustments to reconcile net loss to net		
cash from operating activities		
Stock based compensation	123,125	28,606
Changes in operating assets and liabilities		
Increase (decrease) in		
Prepaid expenses	(3,167)	-
Other current assets	(5,692)	-
Security deposit	(1,500)	-
EDGE Credit receivable	(9,195)	-
Increase (decrease) in		
Accounts payable	(19,559)	39,650
Accrued expenses	(40,699)	70,000
Total adjustments	43,313	138,256
Net cash (used in) from operating activities	(1,483,440)	(7,897)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress, production of prototypes	(370,502)	(141,826)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of stock	4,254,078	426,599
NET INCREASE IN CASH	2,400,136	276,876
CASH, BEGINNING OF YEAR	276,876	-
CASH, END OF YEAR	$ 2,677,012	$ 276,876

See accompanying notes to financial statements.

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1. NATURE OF OPERATIONS

DRONEDEK Corporation (the Company) was incorporated on April 30, 2020, in the State of Delaware. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage. The Company's principal office is located at 7601 East 88th Place, Building #3, Indianapolis, Indiana 46256.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021 and 2020, of $1,672,906 and $146,153, respectively, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reducing operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, generate revenue, and, ultimately, achieve profitable operations.

In March 2020, the COVID-19 virus was declared a global pandemic and continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, has been severely impacted as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

2. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. and unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less to be cash equivalents. There were no cash equivalents at December 31, 2021 and 2020, respectively.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2021 and 2020, the Company's uninsured cash balances totaled approximately $2,427,000 and $26,900, respectively. Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Construction In Progress

Construction in progress assets are measured at cost and consist of drone units, drone and mailbox support infrastructure, "smart" mailbox units, and a vehicle. Construction in progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

General and Administrative Expenses

General and administrative expenses include compensation, employee benefits, compensation for executive management, finance administration and human resources, facility costs (including rent), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development costs, included in office supplies and software on the Statements of Operations, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company's proprietary technology.

Advertising Expense

The Company's policy is to charge advertising costs to expenses in the period they are incurred. Advertising expenses were $310,917 and $16,440 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2021 and 2020, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 11).

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (see below and Note 4).

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expense when the performance condition is met. The Company uses the *Market Approach,* using the *Prior Company Transactions* method, as the fair market value indication for one (1) share of the Company's common stock, which was determined to be $0.21 as of January 1, 2021.

The *Prior Company Transaction* method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, Management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (Continued)

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

Expected Term: The expected term of the Company's warrants represent the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants are not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (Continued)

With respect to the exercise of these warrants, the Company hereby represents, covenants, and agrees:

a. The warrants are, and any warrant issued in substitution for or replacement of these warrants shall be, upon issuance, duly authorized and validly issued.

b. All warrants issuable upon the exercise of these warrants pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such warrants are, validly issued, fully paid, and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens, and charges.

c. The Company shall take all such actions as may be necessary to ensure that all warrants are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of common stock or other securities constituting warrants may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

d. The Company shall use its best efforts to cause the warrants, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of common stock or other securities constituting warrants are listed at the time of such exercise.

e. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of the warrants upon exercise of these warrants; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the warrants to any person other than the holder, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering.* Accumulated offering costs were $274,123 and -$0- as of December 31, 2021 and 2020, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, etc.) held by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upcoming Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. On June 3, 2020, FASB issued ASU No. 2020-05, *Leases (Topic 842): Effective Dates for Certain Entities,* for private companies, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements. In July 2018, FASB issued ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements,* providing a second, optional transition method that allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impacts of this new standard, including the two transition methods.

3. GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and extinguishment of liabilities in the ordinary course of business. The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021 and 2020, of $1,672,906 and $146,153, respectively, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, generate revenue, and, ultimately, achieve profitable operations.

4. FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

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4.   FAIR VALUE MEASUREMENTS (Continued)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.   Quoted prices for similar assets or liabilities in active markets,

b.   Quoted prices for identical or similar assets or liabilities in inactive markets,

c.   Inputs other than quoted prices that are observable for the asset or liability, and

d.   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial statements as of and for the years ended December 31, 2021 and 2020, do not include any nonrecurring fair value measurements relating to assets or liabilities.

4. FAIR VALUE MEASUREMENTS (Continued)

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 is as follows:

Description	Level 1	Level 2	Level 3	Total
	Assets at Fair Value as of December 31, 2021			
Warrants	$ -	$ -	$ 66,450	$ 66,450

There were no warrants that required fair value measurement at December 31, 2020.

The Company measures the warrants using Level 3 unobservable inputs within either the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants). The fair value of the warrants is included in additional paid in capital on the balance sheet.

A summary of the changes in the fair value of the Company's Level 3 financial instruments at December 31, 2021 and 2020, is as follows:

	2021	2020
BALANCE, BEGINNING OF YEAR	$ -	$ -
Fair value at issuance	66,450	-
BALANCE, END OF YEAR	$ 66,450	$ -

5. COMMITMENTS AND CONTINGENCIES

Lease Obligations

Effective November 15, 2021, the Company began leasing office spaces under a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, for months 1 through 12, base rent is $1,500 and for months 13 through 24, increases to $1,545. The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property. As this is a month-to-month tenancy, no deferred rent has been recorded on the Company's books.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

5.   COMMITMENTS AND CONTINGENCIES (Continued)

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

6.   ECONOMIC DEVELOPMENT FOR A GROWING ECONOMY (EDGE) TAX CREDIT

The EDGE Tax Credit (the "Credit") provides an incentive to businesses to support jobs creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new jobs creation. The credit certification is phased in annually for up to 10 years based upon the employment ramp-up outlined by the business. For the year ended December 31, 2021, the Company was eligible for the Credit in the amount of $9,195. For the year ended December 31, 2020, the Company was not eligible for the Credit. As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income.

7.   RELATED-PARTY TRANSACTIONS

On May 26, 2020, the Company entered in to an agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2021 and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively.

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7. RELATED-PARTY TRANSACTIONS (Continued)

The Company rents a warehouse from an officer and shareholder for $1,500 a month on a month-to-month basis.

An officer and shareholder loaned the Company $29,650 in 2020. The loan carried no interest, had no terms, and was repaid in 2021.

8. COMMON STOCK

As of April 30, 2020 (date of incorporation), the Company had 100,000,000 shares of common stock, with a par value of $0.0001, authorized and available to issue for purposes of satisfying any future transactions.

Effective September 15, 2021, the Company authorized a 2-for-1 stock split (200,000,000 shares authorized).

9. STOCKHOLDERS' EQUITY

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which is payable in thirty-seven (37) equal payments of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance. Accordingly, as of December 31, 2021, the note receivable is netted against the balance included in additional paid-in capital and shares will be released as payments are made.

Stock-Based Compensation - Employees and Non-Employees

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2021 and 2020, all stocks issued as stock-based compensation were fully vested.

Stock-based compensation expense for employees and non-employees was $123,125 and $28,605 for the years ended December 31, 2021 and 2020, respectively.

10. **WARRANTS**

The warrants will become exercisable on the fourth anniversary of the date of the individual agreement.

	Number of Warrants Outstanding	Weighted Average Exercise Price
BALANCE, DECEMBER 31, 2020	-	$ -
Issued, including stock split	510,000	2.38
BALANCE, DECEMBER 31, 2021	510,000	$ 2.38

The following table reflects the warrants outstanding as at December 31, 2021:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	3.20 years	250,000	$ 32,000
May 11, 2025	Warrant	2.38	3.36 years	260,000	34,450
		$ 2.38	3.28 years	510,000	$ 66,450

11. **INCOME TAXES**

The net deferred tax amounts in the accompanying balance sheets include the following components:

	2021	2020
FEDERAL		
Deferred tax assets	$ 322,600	$ 10,000
Deferred tax assets valuation allowance	(322,600)	(10,000)
NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$ -	$ -
STATE		
Deferred tax assets	$ 116,400	$ 2,600
Deferred tax assets valuation allowance	(116,400)	(2,600)
NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$ -	$ -

11. INCOME TAXES (Continued)

The income tax benefit consists of the following at December 31, 2021 and 2020:

	2021	2020
Federal	$ 322,600	$ 10,000
State	116,400	2,600
Change in valuation allowance	(439,000)	(12,600)
NET DEFERRED TAX ASSETS	$ -	$ -

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and 2020, the change in the valuation allowance was $439,000 and $12,600, respectively.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2021 and 2020 is as follows:

	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes	7.6%	5.5%
Change in valuation allowance	(28.6%)	(26.5%)
INCOME TAX BENEFIT	0.0%	0.0%

12. SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

12.   **SUBSEQUENT EVENTS (Continued)**

Effective January 13, 2022, the Company received funds totaling $100,000 in exchange for 57,143 common shares.

The Company has evaluated subsequent events through April 18, 2022, which was the date that these financial statements were available for issuance.